Daniel McAvoy

Partner

T 212-940-3112

dmcavoy@nixonpeabody.com

55 W. 46th Street

New York, NY 10036-4120

212-940-3000

April 17, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Mara Ransom, Assistant Director

Re: RSE Archive, LLC

Draft Offering Statement on Form 1-A Submitted February 15, 2019

CIK No. 0001768126

Ladies and Gentlemen:

This letter sets forth the response on behalf of RSE Archive, LLC (the “Company”) to your letter, dated March 15, 2019, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Draft Offering Statement on Form 1-A (CIK No. 0001768126) confidentially submitted to the Commission on February 15, 2017 (the “Draft Offering Statement”).  For your convenience, the comments are reproduced below before the Company’s answers.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Draft Offering Statement.

Offering Summary, page 6

1.In your discussion of Minimum and Maximum you discuss your Manager's intent to purchase Interests in this Offering. You also discuss, on page 8, the possibility that the Manager may sell its Interests "pursuant to this Offering Statement, or any amendments thereto, from time to time after the Closing of the applicable Offering." Revise to clarify under what circumstances the Manager may sell its Interests, so that investors can appreciate why your Manager might liquidate its Interests. Also, explain to us your reference to "this Offering Statement" given that your Offering Statement does not reflect the resale of Interests.

Response: The Company has removed statements to the effect that the Manager or its affiliates may subsequently sell its Interests on pages 6, 7, 8, 30, 63 and 65. The Offering Statement also no longer indicates that a sale of Interests by the Manager or its affiliates may occur under “this Offering Statement,” as a post-qualification amendment to the Offering Statement would be required for any such sale, acknowledging your concern that a resale of such Interests is not reflected in the Offering Statement.

The Company has also enhanced its disclosure in “Potential Conflicts of Interests—Ownership of multiple series of interests” on page 27 to note that the Manager or an affiliate may only sell their respective Interests in compliance with applicable laws, which may include sales pursuant to a post-qualification amendment to the Offering Circular. The Manager has no present intention of directly or indirectly selling any Interests owned by it or its affiliates, either under a Rule 10b5-1 plan or otherwise.  While the Company still wishes to disclose that such a resale may present a conflict of interest, it has removed any current reference and will make appropriate amendments to the Offering Circular if that changes in future

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The language in this disclosure now reads: “The Manager or its affiliates will acquire Interests in each Series of Interests for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Offering Circular), transfer these interests, either directly or through brokers, via the Platform or otherwise.”

Governing law, page 12

2.We note that your disclosure identifies the Court of Chancery of the State of Delaware as the exclusive jurisdiction for litigation arising under the Operating Agreement and Asset Management Agreements. Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that the federal courts have concurrent jurisdiction under the Securities Act or rules or regulations thereunder. Please revise accordingly and provide accompanying risk factor disclosure.

Response: The Company has made the following revisions to the Offering Statement with regards to your comment:

Pages 11 and 69 of the Draft Offering Statement have been revised to clarify that the exclusive jurisdiction provision would not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction and will only apply to the fullest extent permitted by applicable law.

Furthermore, the Company added a risk factor on Page 25 of the Draft Offering Statement, which reads as follows:

“Exclusive forum and waiver of jury trial. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury.  These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.”

Risk Factors, page 13

3.We note your risk factor on page 16 which discusses the risks of the use of a broker to create liquidity as well as your risk factor on page 24 about the risks of creating a market, however, neither of these risks appears to address the Liquidity Platform itself and the risks associated with how liquidity, if any, may be created for your Interests. Please revise to address these risks in a separate, robust risk factor so that investors can appreciate how, if ever, they may be able to gain a return on their investment in this Offering, particularly given your stated intent to hold the assets you purchase indefinitely. Please also remove the risk factor on page 13, which says there is no trading market for your securities or revise it to acknowledge the existence of the Liquidity Platform.

Response: The intended operation of the Liquidity Platform is described further in the response to Comment 6 below; accordingly, this response primarily focuses on revisions to the risk factors as described above. The Company does not believe that the Liquidity Platform is a trading market. Rather, it is an infrequent and irregular matching service which allows Investor to submit discretionary indications of interest to transfer or acquire Interests. The Liquidity Platform will be made available through the Platform with clear disclosure that the execution of the matching service is via a registered broker-dealer and not through RSE Markets.  All activity related to execution of transfers or purchases on the Liquidity Platform would be originated by the Investor and executed through the registered broker-dealer. Either RSE Markets or the registered broker-dealer could terminate the Liquidity Platform at any time in its sole discretion.

The preamble to the risk factors on page 13 has been revised to specifically note out the Liquidity Platform,  Further,

-the risk factor “There is currently no trading market for our securities” on page 13 has been expanded to

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clarify that the Company does not consider the Liquidity Platform to a trading market or a regular source of liquidity and has been revised as follows:

“There is currently no public trading market for any Interests, and an active market may not develop or be sustained.  If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Although there is a possibility that the proposed Liquidity Platform (see “Description of the Business – Liquidity Platform” for additional information), which would be a discretionary and irregular matching service of a registered broker-dealer, may permit some liquidity, the resulting auction process does not operate like a stock exchange or other traditional trading markets. We anticipate that Trading Windows for Interests would be infrequent, occurring with respect to any series no more than every 30 to 90 days, and would be short, likely lasting only one or two days. There is no assurance that a matching transaction will be found for any given Investor who attempts to purchase or sell an Interest in a Trading Window. Furthermore, there can be no guarantee that the broker will continue to provide these services or that the Company or its Managing Member will pay any fees or other amounts that would be required to maintain that service. Without any such matching service, it may be difficult or impossible for you to dispose of your Interests, and even if there is such a matching service you might not be able to effect a resale through the Liquidity Platform. Accordingly, you may have no liquidity for your Interests, particularly if the Underlying Asset in respect of that Interest is never sold. Even if a public or private market does develop through the Liquidity Platform or otherwise, the market price of the Interests could decline below the amount you paid for your Interests.”

-In addition, the Company now references the Liquidity Platform in the risk factor “Use of broker for liquidity” on page 17 and the risk factor “If a market ever develops for the Interests, the market price and trading volume of our Interests may be volatile” on page 24.

Other disclosures have been revised to reflect that any liquidity may not occur through the Liquidity Platform, and that there may not be any Liquidity Platform in the future.

Plan of Distribution and Subscription Procedure, page 36

4.Clarify who will be offering and selling your Interests in this offering. Your cover page states that you, presumably in reliance upon Exchange Act Rule 3a4-1, are offering your Interests on a best efforts basis. Yet your disclosure on page 17 says that your Interests "will be sold by the Broker." Further, we note your disclosure here, which says that Cuttone will not serve as a "finder or underwriter." Please revise to clarify your role and the roles of Cuttone and RSE Markets, the party that has entered into an agreement with Cuttone.

Response: The Interests in any Series of Interest issued by the Company will, at least initially, be sold through Cuttone & Co. (“Cuttone”), acting as the broker of record in our offerings. The cover page of the Offering Circular has been clarified to read:

“The sale of membership interests is being facilitated by the Broker, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA and is registered in each state where the offer or sales of the Interests will occur, and it is anticipated that Interests will be offered and sold only in states where the Broker is registered as a broker-dealer.  For the avoidance of doubt, the Broker does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors.”

The Company has also deleted references to the Company selling securities on page 7 in the “Offering Size” paragraph of Offering Summary. In addition, the Company has revised the risk factor “Impact of non-compliance with regulation” on page 18 as follows: For the avoidance of doubt, the Broker does not, however, solicit purchases and does not make any recommendations regarding the Interests. Neither the Broker nor any other entity receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests.

In addition, we have added further clarification to “Plan Of Distribution And Subscription Procedure” section on page 37 to clarify that:

a.The Company is the issuer of the securities;

b.RSE Markets owns and operates the Rally Rd.TM Platform through which membership interests are offered and

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sold and, in its capacity as Asset Manager, provides services to the collection of Underlying Assets;

c.RSE Archive Manager operates each Series after the closing of an offering related to that Series; and

d.Cuttone, a registered broker-dealer, is acting as the broker of record and facilitates the sale the of the Interests pursuant to the Company’s Offering Circular and Subscription Agreement.

As revised, page 37 of the Draft Offering Statement reads:

“The sale of the Interests is being facilitated by the Broker, which is a registered broker-dealer under the Securities Exchange Act and member of FINRA and registered in each state where the offer and sale of the Interests will occur. Interests will be offered or sold in states where the Broker is registered as a broker-dealer.

With respect to the Interests:

The Company is the entity which issues membership interests in each Series of the Company;

RSE Markets owns and operates the Platform, through which membership interests are offered under Tier 2 of Regulation A pursuant to this Offering Circular, and, in its capacity as Asset Manager, provides services with respect to the selection, acquisition, ongoing maintenance and upkeep of the Underlying Assets;

The Manager operates each Series of Interests following the closing of the Offering for that Series; and

The Broker, which is a registered broker-dealer, acts as the broker of record and facilitates the sale the Interests while providing certain other investor verification and regulatory services. For the avoidance of doubt, the Broker is not an underwriter or placement agent in connection with the Offering. The Broker does not purchase or solicit purchases of, or make any recommendations regarding, the Interests to prospective investors.

Neither the Broker, nor any other entity, receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests.”

Elsewhere, the Company has further clarified that Cuttone does not receive any underwriting or finder’s fee since it does not and will not offer the Company’s securities for sale or solicit purchases of the Company’s securities; rather, its primary role is to confirm qualification and suitability of investors and to serve as licensed broker-dealer for state law purposes so that our securities can be sold in states in which Cuttone is registered. For these services, Cuttone receives a Brokerage Fee in regard to every one of our Offerings as detailed in the Brokerage Fee section of the Draft Offering Statement.

5.We note your reference to potential "tokenization" of the Interests you are offering. As it appears that your Interests are not being offered and sold as digital tokens, it is premature to provide such disclosure. Please delete this reference. To the extent that you develop a digital version of a security in the future, we may have comments at that time to understand how the digital security would be issued in exchange for your Interests.

Response: The Company has removed the reference to tokenization on page 38.

Liquidity Platform, page 48

6.We note that you have entered into arrangements for resales of your Interests. With a view to understanding how and when such method of resale is available to investors, please disclose the following:

•Identify the unaffiliated registered broker-dealer with whom you are working;

•Explain how the broker-dealer will determine when and for how long a "Trading Window" will become available;

•Elaborate upon how the price of such sales/purchases will be determined;

•Elaborate upon the restrictions upon sale under the Operating Agreement.

Response: The Company has enhanced the disclosure on page 49 “Liquidity Platform” to further elaborate on the process of the “Trading Window”. The below provides a narrative on the Liquidity Platform process and describes the amended language in the “Liquidity Platform” section to reflect more detailed disclosure of the roles and responsibilities in the Liquidity Platform. The Liquidity Platform is anticipated to serve as an infrequent, matching mechanism through which Investors can submit discretionary indications of interest to transfer or acquire Interests. All activity related to execution of transfers or purchases on the Liquidity Platform would be originated by the Investor and would be effected through the registered broker-dealer.

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The broker-dealer that is currently intended to effectuate transactions through the Liquidity Platform is DriveWealth, LLC, who also acts as custodian for the brokerage accounts that every Investor would create during the sign-up process for the Rally Rd.TM Platform.

The following is a description of the anticipated Liquidity Platform process:

-During the initial sign-up process on the Rally Rd.TM Platform, each potential Investor would click through a broker-account set-up screen, which would set up a brokerage account with the registered broker-dealer, which is presently DriveWealth. This account set-up process would request know-your-customer information, anti-money laundering information and other information needed for the broker-dealer to comply with applicable laws and FINRA rules. The responses to this set-up screen would be submitted directly to the broker-dealer through the sign-up process.

oPrior to participating in the Liquidity Platform in any manner, each Investor would be required to become a customer of the broker-dealer and become a party to any necessary agreements with the broker-dealer, including an acknowledgement of the broker’s terms of service.

oThe broker-dealer would hold the brokerage accounts, execute any transactions, manage books and records pertaining to the Trading Window, clear transactions between its brokerage accounts based on the information provided through the Platform during the Trading Window and perform all other services and activities that may be required by FINRA.

-No transfer of Interests, either through the Liquidity Platform or otherwise, would be permitted until after the 90-day lock-up period, which commences with the closing of an offering, has expired. After the expiration of the lock-up period, the manager of the Rally Rd.TM Platform, would determine when the Trading Window for particular Interest would occur and will notify Investors via the Rally Rd.TM Platform, which is expected to be once every 30 to 90 days and last one or two days, but at a frequency that may vary based on transaction activity and transaction history.

-During the Trading Window, an Investor wishing to place an indication of interests to transfer or purchase Interests through the Rally Rd.TM Platform would be required to actively make an acknowledgment before any such activity can be initiated.  On the screen, the Investor would need to acknowledge that he or she is being directed to the broker-dealer’s interface within the Rally Rd.TM Platform and that all activity following that screen, related to the execution of transactions, would be effected through the broker-dealer (i.e., there is no way to submit an indication of interest without first seeing this screen and actively clicking “I understand”).

-Neither the Company nor the Managing Member would ever have custody of the Investor’s membership interests or cash, and all transfers of cash or securities would be performed by the broker-dealer or another appropriately-licensed third party, at the direction of the Investor, upon closing of a Trading Window.

-The manager of the Liquidity Platform would consult with the broker-dealer for purposes of coding the Liquidity Platform on the Rally Rd.TM Platform, opening Trading Windows and providing the means for indications of interest to be routed to the broker-dealer.

The section of “Liquidity Platform” section of the Draft Offering Statement will be revised to clarify these matters and provide details on the roles and responsibilities during the Trading Window to read as follows (note, reference made to “Platform” in the below refers to the defined term the Company’s Draft Offering Statement – “Rally Rd.TM Platform”):

“Overview

The Manager has entered into an arrangement with a registered broker-dealer that, subject to restrictions under state and federal securities laws and the transfer restrictions listed in the Operating Agreement (see “Description Of Interests Offered – Transfer Restrictions” section for additional details), facilitates the transfer of interests issued by the Company.  The facilitation of the transfer of interests would be accomplished sporadically through an auction process for isolated non-issuer transactions (the “Trading Window”) and execution of the transfer would be effected exclusively through the registered broker-dealer. RSE Markets operates the Platform, through which Investors would submit their indications of interests to transfer or purchase Interests, to be executed by the registered broker-dealer. The following anticipated process is subject to change.

1)Frequency of facilitation: Under the Company’s documentation, there is a lock-up period of no less than 90 days after the closing of the initial offering for the interests of any series. No interests may be transferred before the expiration of the lock-up period. Upon expiration of the lock-up period, it is anticipated that a Trading Window may open for a particular Series of Interest no more than once every 30 to 90 days. The duration of the Trading Window is generally expected to be from 9:00a.m. EST to

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4:30p.m. EST and each Trading Window is expected to remain open for one or two days during these hours. However, RSE Markets, in its capacity as operator of the Platform, may change that frequency and duration.

2)Indication of interest submission and aggregation: During the hours of the Trading Window for a particular Series of Interest, indications of interest to transfer or purchase Interests may be submitted by Investors who have opened a brokerage account with the broker-dealer (brokerage accounts are created during the initial Platform sign-up process). Throughout the Trading Window, all indications of interest would be aggregated through the Platform with respect to the interests in a particular series and, at the end of the Trading Window, the market-clearing price at which the maximum number of interests of a given series would be transacted during that particular Trading Window would be determined (e.g., the price at which the maximum number of indications of interest to transfer and purchase overlap), to the extent such transfer is permitted by applicable law and the transfer restrictions detailed in the Operating Agreement.

3)Indication of interest execution: After the end of the Trading Window, each Investor that has a qualifying match would be notified through the Platform and would be required to affirmatively confirm their desire to transact in their discretion at the market-clearing price. Upon confirmation by the Investor, the broker-dealer would clear and close any transactions during a fixed period of time after the end of the Trading Window. Once executed, the appropriate information would be submitted back to the Platform by the broker-dealer and reflected in each Investor’s account on the Platform.

In the future, there can be no guarantee that the registered broker-dealer or any other registered broker-dealer will desire to continue to facilitate liquidity in the interests for a level of fees that would be acceptable to Investors or at all, that such Trading Windows will occur with any frequency if at all, that a market-clearing price would be established during any Trading Window, that the Asset Manager would continue to host the Liquidity Platform on the Rally Rd.TM Platform or that any indications of interest to transact would be filled.  We anticipate that liquidity would be limited until sufficient interest has been generated on the Platform, which may never occur, and even then, transferability may be limited by applicable law.  Liquidity for the interests would in large part depend on and limited by the market supply of and demand for interests during the Trading Window, as well as applicable laws and transfer restrictions under the Company’s Operating Agreement (see “Description of Interests Offered – Transfer Restrictions” for additional details).

User Interface and Role of the Platform

For the purposes of the Trading Window described above (see “—Overview”), the Platform would serve as the user interface through which Investors submit indications of interest to transfer or purchase interests in series of the Company.

For the avoidance of doubt, all activity related to execution of transfers or purchases of interests on the Liquidity Platform would be originated by the Investor and neither the Company, the Manager nor the Asset Manager would be acting as a broker or dealer, and none of them would make any recommendation as to the purchase or sale of any interests. In addition, the registered broker-dealer would not make any recommendation as to the purchase or sale of any interests. Neither the Company nor the Managing Member would ever have custody of the Investor’s membership interests, cash or other property, and all transfers of cash or securities would be performed by the broker-dealer or another appropriately-licensed third party, at the direction of the Investor, upon closing of a Trading Window.

The Platform would merely be acting as a user interface to deliver and display information to Investors and the registered broker-dealer. Neither the Company, the Manager nor the Asset Manager would receive any compensation for its role in the procedures outlined above, unless and until one of the affiliates of the Manager registers as a broker-dealer.  As described in “Potential Conflicts of Interest – Conflicting interests of the Manager, the Asset Manager and the Investors,” the Manager or one of its affiliates in the future may register as a broker-dealer under state and federal securities laws, at which time it may charge fees in respect of the resale of interests during Trading Windows on the Platform or otherwise.”

Management, page 52

7.You state here that your Manager has no track record and is relying on the experience of the individual officers, directors and advisors of RSE Markets. Please enhance this disclosure to acknowledge that RSE Markets serves asset manager to at least one other series of assets and briefly discuss the role they play for that series of assets and the length of experience.

Response: The Company has enhanced the disclosure throughout the Draft Offering Statement, to reflect that RSE

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Markets is the Manager and Asset Manager for another series LLC entity, which commenced principal operations in 2017.  On the other hand, the Company will continue to disclose that it has no track record or experience with respect to management in this asset class, and that the Managing Member, which will be a newly-formed entity, does not itself have any track record or prior experience. Changes to the disclosure have been made in “Risk Factors” in “Reliance on the Manager and its personnel.” on page 15 and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” on page 35.

The first paragraph of the risk factor on page 15 has been revised as follows:

“The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager and the Asset Manager to source, acquire and manage the underlying assets and for RSE Markets to maintain the Platform.  As the Manager and RSE Markets have only been in existence since 2019 and April 2016, respectively, and are early-stage startup companies, they have no significant operating history.  Further, while the Asset Manager is also the asset manager for RSE Collection, LLC, another series limited liability company with a similar business model in the collectible automobile asset class, and thus has some similar management experience, its experience is limited, and it has no experience selecting or managing assets in the Asset Class.”

The disclosure on page 35 has been modified as follows: “The Asset Manager is also the manager and asset manager for RSE Collection, LLC, another series liability company with a similar business model in the collector automobile asset class, which commenced principal operations in 2017.

General

8.Reference is made to your letter dated February 15, 2019 regarding the financial disclosure in your Draft Offering Statement and reliance on Section 1160.1 of the Division of Corporation Finance Financial Reporting Manual. In this regard, we note disclosures throughout your offering statement that appear inconsistent with your intended financial disclosure and disclosures required by Section 1160.1 when financial statements are omitted such as the following:

•The box in Item 4 of Part I is checked indicating the financial statements have been audited; and

•You disclose in Management's Discussion and Analysis that planned principal operations have only commenced in early 2019; that because of the start-up nature of the Company’s and the Manager’s business the reported financial information herein will likely not be indicative of future operating results or operating conditions; and, that at the time of this filing, the Company is not capitalized other than on a nominal basis and does not have any material assets or liabilities.

Please revise to provide audited financial statements required by Form 1-A or revise your disclosures as necessary when omitting such financial statements.

Response: The Company continues to believe that the financial statements can be omitted in the Draft Offering Statement because neither the Company nor any Series is capitalized or has any assets or liabilities as of the time of the filing of the Draft Offering Statement. As outlined below, to the Company intends to file financial applicable statements at such time that the Company or any given Series has been capitalized and has assets or liabilities.

We note that the box in Item 4 of Part I is automatically populated with “audited” if you select Tier 2; accordingly, Part I states that the Company has submitted audited financial statements even though there are no audited financial statements containing material information that could be submitted.

In the Company’s “Management’s Discussion and Analysis”, the Company has (a) removed the words “nominal basis” and “material” from page 36 to reflect that neither the Company nor any series is capitalized or has any asset or liabilities at the time of the filing of the Draft Offering Circular. The Company also changed the phrase “principal operations have only commenced in early 2019” to “principal operations will commence at the time of the launch of the Offering for Series Interests described herein” to clarify that there are no operations to date except for the Company entering into the purchase option agreement for the Series 1998 Michael Jordan Jersey. In addition, the Company has clarified that neither the Company nor any series is capitalized or has assets or liabilities at the time of this filing on pages 16, 35, 36 and 64 of the Offering Circular.

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9.We note that Section 1160.1 of the Division of Corporation Finance Financial Reporting Manual (“Section 1160.1”) provides that, in a filing with an effective date before the registrant is capitalized on other than a nominal basis, “financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities.”  We believe this internal guidance should be applicable to the Company, as the Company presently is not capitalized and has no assets or liabilities other than an option to purchase the Series #98MJ1 asset. Please submit your cover letter to your draft offering statement dated February 15, 2019 as correspondence on EDGAR.

Response: This cover letter dated February 15, 2019 has been uploaded as a correspondence through EDGAR.

Please feel free to call me with any questions at (212) 940-3112.

Very truly yours,

/s/ Daniel McAvoy

Daniel McAvoy

cc:

Scott Anderegg, Esq.

Scott Stringer

Donna Di Silvio

Christopher Bruno, President, RSE Markets, Inc.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.